

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2017

Scott Carmilani
Chairman of the Board of Directors
Allied World Assurance Company Holdings, AG
Park Tower, 15th floor, Gubelstrasse 24
6300 Zug, Switzerland

      Re: Allied World Assurance Co Holdings, AG
            Preliminary Proxy Statement on Schedule 14A
            Filed July 7, 2017
            File No. 001-32938

Dear Mr. Carmilani:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                     Division of Corporation Finance
                                     Office of Healthcare & Insurance

cc: Sean M. Ewen